UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact October | 2023

Azul Announces Completion of Restructuring
With Lessors and OEMs

São Paulo, October 1, 2023 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL) announces that it has completed the restructuring of its obligations with substantially all lessors and OEMs, which contemplated:

(i)	the permanent elimination of lease payment obligations that had previously been deferred during the COVID-19 pandemic;
(ii)	a permanent reduction in lease payments from original contractual lease rates to agreed-upon current market rates;
(iii)	the deferral of certain payments to lessors and OEMs, as well as certain obligations under supplier agreements; and
(iv)	other concessions including improved end-of-lease compensation obligations and aircraft return conditions, the elimination of future maintenance reserves payments, and the negotiated early termination of certain aircraft leases.

As part of these agreements, Azul Investments LLP, a subsidiary of Azul, has issued US$370,490,204 principal amount of 7.500% Senior Unsecured Notes due 2030, in satisfaction on a dollar-for-dollar basis of certain payment and other obligations owed to certain lessors and OEMs.

In connection with these agreements, lessors and OEMs also agreed to receive an aggregate of up to US$570 million in Azul’s preferred shares valued at R$36.00 per share. Issuance of all preferred shares pursuant to the relevant agreements shall be made in quarterly installments, commencing in the third quarter of 2024 and scheduled to be completed by the fourth quarter of 2027. Throughout this period, if at the time of measurement the trading price of Azul’s preferred shares is lower than R$36.00, Azul may compensate for the difference by issuing additional preferred shares, or through a cash settlement, or through the issuance of new debt instruments. If the trading price of Azul’s preferred shares is higher than certain thresholds, the number of shares will be capped at these thresholds, and dilution will therefore be lower. Azul will keep investors and the general market updated on the progress of the issuance of the preferred shares.

The restructuring described herein significantly decreases Azul’s lease liabilities by reducing its lease payments going forward by over R$1.0 billion per year, as illustrated in the schedule below:

Lease Payments Including Future Deliveries

(R$ billion at R$5.00 per dollar)

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Material Fact October | 2023

“We are happy to communicate the effectiveness of the commercial agreements announced in March. Through these agreements, we have significantly improved our capital structure and cash flows by reducing our lease liabilities and payments, while at the same time honoring our commitment to fully compensate our partners. We also have no significant maturities until the end of 2028 and can now rely on a strong balance sheet and liquidity position, consistent with our superior network, product offering, and cost structure,” said Alex Malfitani, Azul’s CFO.

This communication is for information purposes only, in accordance with current legislation and shall not be interpreted or considered, for all legal purposes and effects, as an offering and/or promotional material for the Notes.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 14,000 Crewmembers, the Company has a network of more than 300 non-stop routes as of September 2023. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contacts:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 1, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer